Mr John Hartz                                  Corus
Senior Assistant Chief Accountant              30 Millbank
United States                                  London SW1P 4WY
Securities and Exchange Commission             United Kingdom
100 F Street, NE                               Direct Tel  +44(0) 20 7717 4444
Washington, D.C. 20549-7010                    Direct Fax +44(0) 20 7717 4556
                                               Direct Fax +44(0) 20 7717 4643


09 September 2005


RE:      Corus Group plc
         Form 20-F for the fiscal year ended January 1, 2005
         Filed March 31, 2005

         File No. 1-10120


Dear Mr Hartz

I refer to your letter of August 2, 2005. We understand that the purpose of the review process is to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosure of our filing, and we welcome your contribution in this regard.

We have reviewed your comments (1) through to (14) and present below the supplemental information you have requested. In addition, where appropriate, we have indicated the approach we will adopt in future filings to address your comments. For the convenience of the Staff each response has been numbered to correspond with the comments in your letter.

In connection with our response I acknowledge that:
o Corus Group plc is responsible for the adequacy and accuracy of the disclosure in its filings;
o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o Corus Group plc may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.






Corus Group plc
Registered in England No. 3811373
Registered Office 30 Millbank
London SW1P 4WY


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Form 20-F for the fiscal year ended January 1, 2005
---------------------------------------------------

Aggregate contractual arrangements, page 30
-------------------------------------------
1. We note that your tabular debt maturity profile does not include the interest commitments related to your debt. Include the interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation in the footnotes to the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350.

1. We note the Staff's comment and footnote 46 of Release 33-8350. In future filings we will include details of interest commitments within the table of debt maturity profile. Below we have provided an example of our intended disclosure, based on the values at January 1, 2005.

                                                         Payments due by period
                                                         ----------------------

                                                    less than 1              1-3               3-5    greater than 5
                                   Total                   Year             Year              Year              Year
Contractual obligations       (pound) million   (pound) million  (pound) million   (pound) million   (pound) million
                              ---------------   ---------------   --------------   ---------------   ---------------
Long term debt obligations             1,372                 5              360               295               712
Finance lease obligations                 41                 1                2                 2                36
Interest commitments                     639                93              184               141               221
Operating lease obligations              384                88              110                50               136
Purchase obligations                       -                 -                -                 -                 -
Other long term liabilities               26                 -                1                 -                25
                              ---------------   ---------------   --------------   ---------------   ---------------
Total                                  2,462               187              657               488             1,130
                              ===============   ===============   ==============   ===============   ===============


The significant assumptions used in deriving the calculation of future interest commitments are:
o The calculation is based on debt obligations at the 2004 balance sheet date. Any change in the level of debt obligations in the future is not taken into account, except where existing debt becomes due for repayment, where it is assumed that this is not then replaced by new debt.
o    All existing obligations are held to their respective maturities.
o Interest commitments denominated in foreign currencies are translated at the average rates for 2004 for those particular currencies.

Item 15 Controls and Procedures - Disclosure controls and procedures, page 46
-----------------------------------------------------------------------------
2. We note that your Chief Executive Officer and Chief Financial Officer concluded your disclosure controls and procedures "... were effective in providing reasonable assurance that the information required to be disclosed by Corus in reports that it files under the US Exchange Act of



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1934, as amended, is recorded, processed, summarized and reported within the time periods specified by the rules and the forms of the US Securities and Exchange Commission." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(c) of the Exchange Act. Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

2. We note the Staff's comments and confirm our belief that our disclosure controls and procedures are effective. In future filings we will extend the nature of our disclosure in this regard to address the full definition of disclosure controls and procedures under Rules 13a-15(e) and 15d-15(c) of the Exchange Act.

Report & Accounts 2004
----------------------

Accounting policies, pages 50-51
--------------------------------
3. We note your belief that your accounting for provisions of retirement benefits for employees, redundancy and rationalisation include areas of judgment that relies upon a number of estimates and is subject to uncertainties. In addition, we note that these areas of judgment can vary between different countries in which the Group operates and there is a large degree of inter-dependency between the countries, and as a result of these factors, no analysis is given of a change in any one particular assumption. We believe that this analysis is necessary for a reader's understanding of your critical accounting policies. We believe your discussion of the fact that there are a number of elements used in the assumptions, that they vary for the different countries in which the Group operates and there may be inter-dependency between some assumptions is a helpful reminder to readers that they should not view the impact of a change in individual assumptions in isolation.

3. We believe that the disclosure of critical accounting estimates is a useful aid to readers, to help identify and understand the most significant areas of judgment applied by management in preparing the financial statements.

In respect of retirement benefits we will seek to identify sensitivities in respect of key assumptions in future filings. For example, we will expand our disclosure to identify the following two significant sensitivities in relation to the Group's main defined benefit pension scheme (the British Steel Pension Scheme):
o A 0.1% movement in the inflation or discount rate will change the estimate of scheme liabilities by +/-(pound)125m.
o A 0.25% movement in the overall asset return assumption will change the pension cost by (pound)20m per annum.

The recognition and measurement of rationalisation and redundancy provisions require management to seek both qualitative and quantitative information, and advice from a number of different sources. The most difficult accounting aspect is frequently whether or not the appropriate measurement criteria have been met to determine if a provision should actually be made under GAAP and not the calculation of the amount to be provided. Accordingly, there are few specific assumptions made in the measurement of these provisions to which sensitivities can be applied.

Presentation - II Basis of consolidation, page 89
-------------------------------------------------
4. We note your risk factor on page 3 of your Form 20-F that certain business decisions concerning Corus Nederland requires the approval by the Corus Nederland Supervisory Board, a body whose composition is not wholly within the control of Corus and that this Supervisory Board has previously withheld its approval of a key strategy decision of Corus Group. We also note that, notwithstanding this Supervisory Board, Corus Nederland has been included in the consolidated financial statements of Corus Group as a wholly owned subsidiary consolidated under UK GAAP. Tell us what consideration you gave to the appropriateness of consolidating this subsidiary under US GAAP given the significant decisions that are subject to the Supervisory Board decisions. Refer to SFAS 94.

4. In response to the Staff's comment we provide the following discussion of the factors taken into consideration in order to conclude that Corus Nederland BV (Corus Nederland) should be consolidated under both UK and US GAAP.

Under the Dutch statutory mitigated structure regime, Corus Nederland is required to have a Supervisory Board to advise the Management Board. That Supervisory Board is also responsible for supervising the policies of the Management Board and the general course of business of the company. In exercising its duties, the Supervisory Board must act in the best interests of Corus Nederland and its business enterprise. Certain decisions of the Management Board of Corus Nederland are reserved for approval by


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the Supervisory Board, including certain significant acquisitions and disposals.
The Supervisory Board may extend the decisions of the Management Board that are subject to its approval and may suspend, but not appoint, members of the Management Board.

The applicable accounting guidance in respect of consolidation rules under US GAAP is SFAS 94 'Consolidation of all Majority Owned Subsidiaries'. As a general rule SFAS 94 requires the consolidation of all companies where one company owns, either directly or indirectly, over fifty percent of the outstanding voting shares of another. The only exception to this rule should be where control does not rest with the majority owner. On the basis that Corus Group plc owns 100% of Corus Nederland there is a presumption under SFAS 94 that control exists and this legal subsidiary should be wholly consolidated.

At this point it is necessary to consider whether other facts and circumstances exist to suggest that this presumption is not valid. SFAS 94 provides examples of circumstances where control may not rest with the majority owner; for instance if the subsidiary is in legal reorganisation or in bankruptcy or operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they may cast significant doubt on the parent's ability to control the subsidiary. We do not believe that the existence of the Dutch mitigated structure regime itself would constitute a severe restriction. The Dutch subsidiary board structures and circumstances within Corus are not unusual in this respect.

In addition, consideration needs to be given as to whether the existence of the Supervisory Board and its rights clearly demonstrates that a parent company cannot invoke appropriate control. If control is defined as the power to govern the financial and operating policies of an entity then the existence of a Supervisory Board does not preclude this power simply by its existence. In all companies there are a variety of stakeholders including the shareholders, customers, suppliers, employees (and their representatives) and, in the case of the Dutch regime, the Supervisory Board. Specific to Corus, employees and their representatives are required to be consulted on any restructuring programme. The existence of the unions and the Works Councils does not permit the company to embark on a restructuring programme without appropriate consultation; this consultation process, for example, would not preclude consolidation of the subsidiary. Although the level of consultation and influence exercised by the Supervisory Board may in practice be greater than that of the unions, we believe that the principle is similar in nature.

Notwithstanding the existence of the Supervisory Board, we also believe that the managerial, operational and financial realities that bind Corus Group into a single economic unit (a key factor for defining the limits of consolidation in paragraph 30 of SFAS 94) are significantly stronger than the potential influence of the mitigated structure regime. For example, there are now regular dividend flows and loans of surplus cash from Corus Nederland to the parent company. Also key-operating policies, such as the approval of capital


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expenditure, is undertaken by the board of Corus Group plc. Furthermore there are common members between the board of Corus Group plc and the Supervisory Board of Corus Nederland, and the operational management of the Group is based on divisions that encompass operating locations across numerous legal entities of the Group.

We would also like to advise the Staff that changes to the Dutch mitigated structure regime were introduced with effect from October 1, 2004. These changes provide, inter alia, that the Supervisory Board may nominate new members to the Board, but that such appointments can only be made by the shareholder in general meeting. The general meeting of shareholders will also have the power to effectively dismiss the entire Supervisory Board. We believe that these new powers reinforce our conclusion that Corus Group plc, as sole shareholder of Corus Nederland, controls the underlying operations. Furthermore, changes in the membership of the Supervisory Board have been announced by Corus during 2005.

In conclusion, it is our judgment that application of US GAAP to entities that have investments in companies subject to the Dutch statutory mitigated structure regime would not preclude consolidation of those investments. Both the legal form (access to residual and ownership risks of the entity for instance) and substance (demonstrated control over financial and operating policies) of the arrangements in respect of Corus Nederland support our conclusion that Corus Group plc controls this entity and as a result should consolidate it.

5. Describe the difference between the gross equity method and equity method of consolidation as it relates to your joint ventures and associated undertakings. Address any US GAAP reconciling information.

5. Under UK GAAP we are required by FRS 9 `Associates and joint ventures' to account for our investments in joint ventures under the gross equity method. FRS 9 defines the gross equity method as:
         "A form of equity method under which the investor's share of the aggregate gross assets and liabilities underlying the net amount included for the investment is shown on the face of the balance sheet and, in the profit and loss account, the investor's share of the investee's turnover is noted."

We advise the Staff that we believe the differences between the gross equity, which we follow under UK GAAP, and the equity method, which is required by US GAAP, only relate to disclosure items. This means the following additional requirements under the gross equity method:
o Disclosing the Group's share of the turnover of joint ventures as the first item of the profit and loss account. However, this amount is subsequently deducted before showing the external turnover of the


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     Group (i.e. Corus Group plc and its subsidiaries only).
o Disclosing the share of gross assets and the share of gross liabilities on the face of the balance sheet in reconciling to the net carrying value of the investment, which is disclosed within fixed assets.

Therefore, we believe that the share of net assets and retained profits from joint ventures and associated undertakings is derived in the same manner under both FRS 9 and US GAAP, in accordance with APB Opinion 18 'The Equity Method of Accounting for Investments in Common Stock'. As a result there is no adjustment for the purposes of our US GAAP reconciliation and there is no impact on disclosure items under US GAAP, such as total assets. In addition, we believe that the disclosures provided in our financial statements provide sufficient information to enable the reader to determine the appropriate income statement and balance sheet line items under US GAAP.

Presentation - III Turnover, page 89
------------------------------------
6. Clarify herein or Note 38 - Supplementary information for North American investors when the significant risk and rewards of ownership have passed. If, in accordance with SAB Topic 13.A.1, it is not when delivery has occurred, please provide any necessary reconciling information for US GAAP purposes.

6. We note the requirements under SAB Topic 13.A.1 that revenue should only be recognised when it is realised or realisable and earned, and that the Staff believes this is achieved when the following criteria have been met:
o    Persuasive evidence of an arrangement exists,
o    Delivery has occurred or services have been rendered,
o    The seller's price to the buyer is fixed or determinable, and
o    Collectibility is reasonably assured.

We advise the Staff that we have historically sought to apply similar criteria to our UK GAAP measurement of revenue. The significant majority of material that we sell is sold using standard and internationally recognised commercial terms. In applying the guidance of SAB Topic 13.A.1 we have considered each of these terms in order to identify when the significant risks and rewards of ownership (for example, legal title, physical control, insurance and obsolescence risk) have been passed and when revenue should be recognised. In most cases this is when the customer has accepted physical delivery and control.

In future filings, to make it clearer for the reader that there are no material differences between our policy under UK GAAP and SAB Topic 13.A.1, we will revise our revenue recognition policy to read as follows:
         "Revenue from the sale of goods is recognised when the significant risks and


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         rewards of ownership have been transferred to the buyer, which is generally when they have accepted physical delivery and control. No revenue is recognised if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods. Revenue excludes VAT and similar taxes."

Presentation - IV Rationalisation and related measures and environmental remediation, page 89
------------------------------------------------------------------------
7. Clarify herein or Note 38 - Supplementary information for North American investors that your accounting meets the recognition and measurement requirements of SFAS 146. In addition, provide all the disclosures required by paragraph 20 of SFAS 146.

7. We advise the Staff that significant redundancy related elements of our rationalisation programmes are accounted for under SFAS 112, as they do not fall within the definition of one-time termination benefits. However, we note the Staff's comment and confirm that we will expand our disclosures in relation to provisions for rationalisation, redundancy and environmental remediation in future filings. In doing so we will confirm our belief that our accounting meets the recognition and measurement requirements of SFAS 146 where the programmes fall to be accounted for under SFAS 146 and we will provide the disclosures required by paragraph 20 of the standard.

Presentation - VII Insurance, page 89
-------------------------------------
8. Clarify herein or Note 38 - Supplementary information for North American investors what is meant by "accounted for on an annual basis" with regard to your insurance business and how you determine the appropriate level of insurance provisions with regard to your marine cargo and certain employer's liability. Confirm that incurred but not reported claims are appropriately taken into account with regard to all the company's insurance provisions for US GAAP purposes.

8. As disclosed in our consolidated financial statements, we use an annual basis of accounting for all of our insurance business with the exception of marine cargo and certain employer's liabilities. Under the annual basis of accounting model, the profit or loss reflects premiums earned and claims during the year, and includes the anticipated costs of losses arising on cover to be provided in subsequent periods in respect of commitments entered into prior to the end of the financial year. Adjustments made to reflect differences between the actual claims experience and the expected claims experience in relation to prior years will also be recognised in the profit and loss account.

The level of provision for incurred but not reported (IBNR) claims is assessed at the end of the financial year for annual business. IBNR provisions are only formally assessed at the end of the underwriting year for the marine and certain employer's liability insurance, but reviews are conducted regularly in order to ensure appropriate reserves are maintained at all other times. In doing so we believe that we have taken




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into account all relevant factors in establishing all our insurance provisions and that these meet the requirements of US GAAP.

We confirm that we will clarify our accounting for insurance in future filings.

Presentation - XI Derivative financial instruments, page 90
-----------------------------------------------------------
9. Disclose herein or Note 38 - Supplementary information for North American investors your specific methodology used to test hedge effectiveness, and how often those tests are performed. For US GAAP purposes, compliance with SFAS 133 should be clearly evident.

9. We advise the Staff that we have not historically sought to hedge account for any financial derivatives under US GAAP. Therefore the movement on derivatives, predominately the fair values of foreign currency and metal commodity contracts, has been included in arriving at net income for US GAAP reconciliation purposes. However, we have adopted hedge accounting for net foreign currency investments. In particular, we designate our euro denominated borrowings within the UK as a hedge against our investments in euro denominated subsidiaries, specifically being Corus Nederland BV. The effectiveness of foreign currency net investment hedges is measured on a quarterly basis using the dollar offset method to calculate the currency exchange movements on the debt instruments and comparing this exchange difference with the retranslation difference on the underlying net investments being hedged.

We will clarify in future filings the treatment of financial instruments and derivatives under SFAS 133.

Presentation -XIII Tangible fixed assets, page 90
-------------------------------------------------
10. Clarify the nature of commissioning costs and address the appropriateness of expensing them as incurred for US GAAP purposes.

10. Under both UK and US GAAP, in determining the initial cost of plant and equipment, we include such items as the costs of site preparation, initial delivery and handling, installation and assembly, and any professional fees associated with these activities. We believe that this is appropriate under both FRS 15 'Tangible Fixed Assets' and the guidance provided in Concept Statement No. 5 'Recognition and Measurement in Financial Statements of Business Enterprises' (CON 5).

There are, however, certain costs that are treated as expense items even though they relate to capital projects; we generally refer to these as 'commissioning costs'. These include items such as:
o Internal administration and overhead costs that may be attributable to the capital project.
o Incremental operating costs that are incurred while an item capable of operating in the manner intended is yet to be brought into use or is operating at less than full capacity.



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o    Initial operating losses, such as those incurred while demand for the plant's output is built up or technical deficiencies are rectified.
o    Costs of relocating or reorganising part of the existing operations.

Paragraph 67a of CON 5 provides the following guidance:
         "Historical cost (historical proceeds). Property, plant, and equipment and most inventories are reported at their historical cost, which is the amount of cash, or its equivalent, paid to acquire an asset, commonly adjusted after acquisition for amortization or other allocations."

We believe that it would be inappropriate to capitalise the commissioning costs noted above and that, under the guidance in CON 5, only direct acquisition costs should be included in the initial cost of a capital project.

Presentation - XV Fixed asset investments, page 91
--------------------------------------------------
11. Tell us more about Corus Group plc's acquisition of Corus UK Limited in 1999 under a Scheme of Arrangement. It is our understanding that for US GAAP purposes, this transaction would be accounted for as a reorganization of entities under common control. Tell us what you mean by your disclosure that the investment in Corus UK Limited is recorded at the aggregate value of the nominal value of shares issued to acquire the investment and fair value of other consideration given. Tell us how this accounting complies with US GAAP.

11. The Scheme of Arrangement was accounted for as a reorganisation of entities under common control in the consolidated financial statements of Corus Group plc. We advise the Staff that the calculation of the investment in Corus UK Limited only applies to the carrying value in the books of the ultimate parent company, Corus Group plc. This carrying value is eliminated on consolidation in preparing the consolidated financial statements of Corus Group plc.

The Scheme of Arrangement was one of the legal steps required to effect the merger of British Steel plc (British Steel) with Koninklijke Hoogovens NV (Hoogovens). In order to complete the merger three key legal steps were implemented:
o Formation of a new holding company called Corus Group plc, established for the sole purpose of the merger (Corus Group plc was incorporated in the name of BSKH plc in England and Wales on July 16, 1999).
o Implementation of a Scheme of Arrangement under which all of British Steel's issued ordinary share capital was cancelled and re-issued to Corus Group plc.
o    A public offer by Corus Group plc for the Hoogovens ordinary shares.



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The Scheme of Arrangement and public offer were completed simultaneously and were conditional upon each other. This Scheme was undertaken under section 425 of the UK Companies Act 1985 and meant that British Steel shareholders received one Ordinary share in Corus Group plc in exchange for each British Steel Ordinary share held and either 35 pence in cash or 35 pence in nominal amount of Corus Group plc Floating Rate Unsecured Loan Notes 2006 per existing British Steel share (approximately (pound)694 million in total). Holders of British Steel ADSs received Corus Group plc ADSs representing ten Ordinary shares in Corus and $5.8205 cash for each ADS held. British Steel shareholders voted in favour of the scheme at an Extraordinary General Meeting held on September 8, 1999 and it became effective on registration of an Order of Court on October 6, 1999.

26.1 Share capital of the Company, page 113
-------------------------------------------
12. We note that prior to the offering of 1,304 million new ordinary shares on the basis of five new ordinary shares of 10p each per 12 existing ordinary share of 50p held, the existing issued ordinary shares were subdivided and converted from one existing ordinary share of 50p into one ordinary share of 10p and one deferred share of 40p. Expand your disclosure herein or Note 38 - Supplementary information for North American investors to clarify how this transaction impacted your earnings per share (ADS) for US GAAP purposes. It is unclear to us whether this transaction is akin to a stock split for US GAAP purposes.

12. We advise the Staff that, prior to the placing and open offer, the nominal value of 50p of each existing ordinary share of Corus Group plc exceeded the proposed issue price of 23.5p per new share. As a matter of UK company law it was not possible for the company to issue shares at less than their nominal value and, therefore, in order to implement the placing and open offer the existing issued ordinary shares had to be subdivided in this way. Each new ordinary share of 10p had the same rights (including voting rights, dividend rights and rights on a return of capital) as each ordinary share of 50p did prior to the share capital reorganisation. The rights attached to the deferred shares, which are not listed, render them effectively worthless. We do not believe that this transaction was akin to a stock split for US GAAP purposes, since the motivation was not to influence the share price and the number of listed shares in issue did not change as a result of the subdivision of the share capital of the company. Therefore, the subdivision did not impact on the calculation of earnings per share.

However, the related placing and open offer was deemed to include a bonus element, since it was offered at a discount against the market value at that time and, therefore, was treated in accordance with paragraph 56 of Appendix A and Illustration 5 of Appendix C, from SFAS 128 'Earnings per share', as follows:
         The number of common shares used in computing the basic and diluted earnings



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         per share for all periods prior to the placing and open offer was taken as the number of common shares outstanding immediately prior to the offer multiplied by the following factor: (fair value per share immediately prior to the exercise of the placing and open offer)/(theoretical ex-offer fair value per share). The theoretical ex-offer fair value per share was computed by adding the aggregate fair value of the shares immediately prior to the placing and open offer to the proceeds expected from the exercise of the offer and dividing by the number of shares outstanding after the exercise of the offer.

This gave rise to an inherent bonus factor of 1.029, which was used to calculate the earnings per share figures and to restate those of the prior periods being presented. The calculation of this bonus factor, and the restatement of the prior period figures, was disclosed in our Report & Accounts 2003. In future filings we will include a note to explain this treatment to the reader.

32. Pensions and post retirement benefits, pages 120-127
--------------------------------------------------------
13. Based on your disclosure herein and Note 38, it appears that you have provided a US GAAP adjustment related to your BS, CES, SPH and CNG pension plans. Clarify for US GAAP readers why it was not necessary to provide a reconciling adjustment related to your other pension plans. In this regard, we note you recognized (pound)25 million in 2004 for pension plans other than the BS, CES, SPH and CNG pension plans for UK GAAP purposes with no apparent US GAAP adjustment.

13. We confirm that, in preparing our US GAAP reconciliation, we only provided an adjustment (and associated disclosures under SFAS 132) for the British Steel
(BS), Corus Engineering Steels (CES), Stichting Pensionfonds Hoogovens (SPH) and collective Corus Nederland Germany (CNG) pension schemes. The other pension costs of (pound)25 million relate to defined contribution schemes and eighteen smaller defined benefit schemes. We estimated the US GAAP pension charge for other pension costs to be less than 1% of net income and, on this basis, did not believe that this was sufficiently quantitatively or qualitatively material to require a US GAAP adjustment. The estimated net adjustment to reconcile from UK to US GAAP on shareholders' equity was less than 1.5%, which was also believed to be insufficiently material for adjustment on both a quantitative and qualitative basis.

38. Supplementary information for North American investors, page 133
--------------------------------------------------------------------
14. For ease of US GAAP readers, please consider providing a schedule that rolls forward shareholders' equity under US GAAP for each period presented.

14. We note the Staff's comment and we will, in future filings, include a reconciliation of shareholders'



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equity under US GAAP for each of the periods being presented. For your information we present below our proposed format, based on fiscal year 2004:

                                                             (pound) million
                                                             ---------------
Opening shareholders' equity                                     3,174
Net income for the period                                          344
Foreign exchange movements                                           -
Conditional share awards                                             9
New shares awarded (net of issue costs)                              1
Movement on accumulated benefit obligation                          (5)
Deferred tax on accumulated benefit obligation                       2
                                                          --------------
Total                                                            3,525
                                                          ==============

                                                    * * * *

We trust that the above responses are clear and provide you with all the necessary information, but please feel free to contact me for further details or to raise additional comments if required.

Yours sincerely


David Lloyd
Executive Director, Finance
Corus Group plc